HAEMACURE


                                                           For immediate release

                                  PRESS RELEASE


         HAEMACURE ANNOUNCES THAT THE RELEASE OF ITS FISCALYEAR END 2001
               FINANCIAL RESULTS WILL BE RELEASED WITHIN ONE WEEK


Montreal, Quebec (Canada) January 4, 2002 - Haemacure Corporation today announced that its fiscal year 2001 financial results will be released within a week. The financial results were presented to the Board of Directors of December 20, 2001. The Board requested certain amendments to the notes. Due to the holiday seasons the changes are being made accordingly and the financial results including the Management Discussion and Analysis will be released within one week. There are no significant changes to the previously preliminary reported results published on November, 2001, which anticipated a release during the 3rd week of December 2001.

We recognize the concern of our shareholders and apologize for any inconvenience.

Haemacure Corporation is a Canada-based company specialized in the development and commercialization of innovative biological adhesives, biomaterials and surgical devices for the acute surgical wound care market. It also operates sales and marketing, clinical and regulatory offices in Sarasota, Florida through a wholly-owned subsidiary. The company is traded under stock symbol TSE:HAE on the Toronto Stock Exchange. The Company is a reporting company with the U.S. Securities Exchange Commission.



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Source:                          HAEMACURE CORPORATION

Toronto Stock Exchange:          TSE:HAE

Contacts: Mr. Marc Paquin        Mr. James Roberts          Mr. Clement Gagnon
          President and CEO      VP Finance & Admin., CFO   CGE Communication
          Haemacure Corporation  Haemacure Corporation      Group
          Tel.: (941) 364-3700   Tel.: (941) 364-3700       Tel.: (514) 987-1455